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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRACE FINANCIAL GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
83 JOBS LANE
(No. and Street)

SOUTHAMPTON	**NY**	**11968**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN VILLANTE **(631) 287-4633**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Grace Financial Group, LLC

We have audited the accompanying statement of financial condition of Grace Financial Group, LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 12, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Receivable from clearing broker	$	1,270,051
Securities owned, at fair value		114,651
Furniture, equipment and leasehold improvements, net		106,976
Employee loans and advances		52,459
Prepaid expenses and other assets		177,027
TOTAL ASSETS	$	1,721,164

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	396,142
Commissions payable		268,190
Loan payable to bank		250,000
Total liabilities		914,332
Commitments and contingencies (Notes 9 and 11)		
Members' equity		806,832
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,721,164

See accompanying notes to statement of financial condition.

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association, NYSE ARCA Inc., NASDAQ Stock Market, and the BATS Exchange Inc.

The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net worth individuals.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Security valuation
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Security valuation (continued)
The three- tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments.

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities are traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value, as determined in good faith under consistently applied procedures established by the Company.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances to employees. The advances are generally short-term in duration and are recovered from the commissions generated by the employees. Advances are non-interest bearing. At December 31, 2011, the advances were considered to be fully recoverable by the Company.

NOTE 4. RECEIVABLE FROM CLEARING BROKERS

At December 31, 2011, the receivable from the Company's clearing brokers (see Note 5) consisted of cash of $937,741, representing the clearing deposit required under the clearing agreements, and commissions receivable from December 2011 customer securities transactions due to the Company of $332,310.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to another broker-dealer (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK (CONTINUED)

As of December 31, 2011, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2011:

Furniture	$	5,720
Equipment		60,402
Software		1,537
Leasehold improvements		103,162
		170,821
Less: accumulated depreciation and amortization		(63,845)
Furniture, equipment and leasehold improvements, net	$	106,976

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Operating expenses	$	283,119
Bank overdraft		113,023
Total	$	396,142

NOTE 8. INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008. The Company made an evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year.

NOTE 9. BANK LOAN

The Company has an unsecured line of credit in the amount of $250,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1%. The loan is renewable annually. At December 31, 2011, the outstanding balance was $250,000. The loan is guaranteed by the managing member of the Company.

NOTE 10. MEMBERS' EQUITY

Pursuant to the its operating agreement (the "agreement"), the Company has two classes of member interests, Class A and Class B. Net income and distributions as defined in the agreement are to be made first to Class A members to repay all original capital contributions and to repay all outstanding loans made by Class A members to the Company, and second, (a) 90% among Class A members in proportion to the number of Class A units held and (b) 10% among Class B members in proportion to the number of Class B units held. Profits and losses are allocated among the members as provided for in the agreement

During 2011, the Class A members of the Company transferred ownership to another entity which ownership represented 90% of the equity interest in the Company. The Class B members were permitted to convert their Class B to Class A interests prior to the transfer of those interests to the other entity.

The Company's equity purchase plan (the "Plan"), established in 2008, permits individuals employed with the Company more than four years, to purchase Class B interests in the Company. Pursuant to the Plan, eligible employees may acquire up to a total of 20% of the Company's authorized membership units based on a calculated value for the Company as set forth in the Plan. Class B members have voting rights proportionate to the percentage of their acquired interests to the total. In accordance with the Plan, should the Company be sold, the proceeds from the sale are first distributed to the Class A members for their capital investment and the remainder of the proceeds, if any, would then be distributed in proportion to the Class A and Class B member capital interests. At December 31, 2011, the Class B members with equity interests represented 1% of the membership units.

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space in several locations under operating leases that expire through March 2017. The approximate future minimum payments required as of December 31, 2011, over the terms of the current leases are as follows:

Year ending December 31:		
2012	$	95,020
2013		108,479
2014		111,726
2015		59,131
Thereafter		74,531
	$	448,887

Litigation
In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2011, the Company is a defendant in two matters of which one is arbitration filed with FINRA, and the other filed with New York State Supreme Court for breach of contract. Although the Company believes that the claims are without merit and intends to vigorously defend its position, the ultimate outcome of these matters cannot presently be determined. The Company's management believes that resolution of these matters will not result in any material adverse effect on the Company's financial position.

NOTE 12. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2011.

NOTE 13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company's net capital was approximately $368,000, which exceeded the minimum net capital requirement of approximately $61,000. The Company's percentage of aggregate indebtedness to net capital was 248% as of December 31, 2011.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2011, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $61,000 by $307,000.

GRACE FINANCIAL GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 14. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value	$ 114,651	$ -	$ -	$ 114,651	(a)

Equity securities are included in Level 1 as they are valued at quoted market prices.

During the year ended December 31, 2011, there were no transfers between levels of the fair value hierarchy.